UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 8, 2024

# EARNING RELEASE
## Third Quarter 2024

November, 2024

edenor


edenor

edenor

Buenos Aires, Argentina, November 8, 2024 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the third quarter of 2024.

All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Ticket: EDN
Ratio: 20 Shares Class B= 1ADR

Number of Shares Net of Treasury
875.7 Million of Shares | 43.8 Million of ADRs

Total Shares
906.5 Million of Shares | 45.3 Million of ADRs

Market Capitalization
ARS 1,655,039,586,690 | USD 1,401,091,713.60

Price
ARS 1,890 | USD 32 11/07/24

# Webcast Information

On Monday, November 11th, 2024, at 11 am Buenos Aires / 9 am New York time, the Company will host a webcast to discuss Edenor's 3Q24 results. The presentation will be given by Germán Ranftl, Edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

DATE: November 11,2024
TIME: 11 am BA / 9 am Nueva York

**3Q 2024**
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE

Germán Ranftl
Chief Financial Officer

Solange Barthe Dennin
Investor Relations Manager

Lucila Ramallo
Investor Relations Senior Analyst

www.edenor.com
Tel: +54 (11) 43365511

# AGENDA

- Highlights
- Regulatory Framework
- Financial Results
- Operating Indicators
- Investments
- Financial Debt
- Summary

edenor

# 01
# HIGHLIGHTS

# HIGHLIGHTS

## Positive EBITDA

- ✓ EBITDA improved reflecting the partial normalization of tariffs and operating efficiency.
- ✓ VAD:+3% in August, +3% in September, +2.7% in October and +6% in November.

## Five – Year Tariff Review

- ✓ Five-Year Tariff Review: (2025/2029) process is moving forward.
- ✓ New authorities in Secretary of Energy and ENRE since October.

## Financial Debt

- ✓ October 2024: USD 184 M issuance of Class Notes 7 USD – New York Law (9.75%).

## Credit Ratings

- ✓ International ratings: Class 7 Notes Fitch CCC+ and S&P CCC.
- ✓ Domestic debt ratings:
  - Moody´s Local raised from BBB+.ar to A.ar
  - S&P Global 'raB' Outlook raised from Stable to Positive

edenor

# 02
## REGULATORY FRAMEWORK

# REGULATORY FRAMEWORK

- New tariff applicable from 02-16-24 (319.2% nominal) with positive impact on EBITDA (ARS 45,682 M in 3Q24), which restored the economic equilibrium of the Company.

- Value-Added Distribution (VAD): Monthly adjustments considering expected inflation were implemented in August (3%), September (3%), October (2.7%) and November (6%).

- The National Government continues to implement a gradual reduction in subsidies.

- Significant advances in the Five-Year Tariff Review process (2025-2029).

- CAMMESA: The Company has been paying 100% of its purchased energy costs since April 2024. It also continues to pay, in a timely manner, installments due in its payment plan for past energy purchases. Likewise, it is negotiating payment plans for the additional outstanding amounts due.



edenor

# 03
# FINANCIAL RESULTS

edenor

# Improvement in results.

## Edenor increased its investments by 30% YoY for 9M24

| In million of Pesos in constant figures | **9M24 | **9M23 | Δ% | **3Q24 | **3Q23 | Δ% |
|---|---|---|---|---|---|---|
| Revenues | 1,412,638 | 1,170,345 | 21% | 555,788 | 427,332 | 30% |
| Energy purchases | (804,281) | (772,127) | 4% | (344,709) | (254,816) | 35% |
| **Distribution Margin** | **608,357** | **398,218** | **53%** | **211,079** | **172,516** | **22%** |
| Operating expenses | (571,358) | (533,253) | 7% | (198,390) | (177,243) | 12% |
| Other op. Net income | 24,182 | 36,656 | (34%) | 9,015 | 16,495 | (45%) |
| Other operating expense | (34,331) | (28,657) | (20%) | (14,985) | (9,841) | (52%) |
| **Operating Results** | **26,850** | **(127,036)** | **n/a** | **6,719** | **1,927** | **249%** |
| Agreement on the Reg. Of Oblig. | - | 398,515 | n/a | - | 398,515 | n/a |
| Financial Results, net | (396,231) | (528,474) | (25%) | 36,927 | (202,673) | n/a |
| RECPAM* | 527,083 | 667,064 | (21%) | 89,548 | 223,561 | (60%) |
| Income Tax | 77,367 | (246,583) | n/a | (18,756) | (186,389) | 90% |
| **Net Results** | **235,069** | **163,486** | **44%** | **114,438** | **234,941** | **(51%)** |

*Monetary gain

**International Accounting Standards: Financial information in hyperinflationary economies

**Revenues**: Sales rose 30% YoY in 3Q24 in constant currency to ARS 555,788 million. Sales growth reflected primarily the impact of the tariff adjustments – the large February 2024 adjustment (319.2%) and follow-on monthly adjustments in August (3%) and September (3%).

The number of clients in 3Q24 rose to 3.3 million (+1% vs. 3Q23).

**Energy Purchases:** The cost of energy purchases was ARS 344,709 millones (+35% vs 3T23), which rose primarily due to the impact of higher generation prices and a reduction in subsidies for N2 and N3 residential clients, which were partially offset by lower volumes compared to the same period of 2023.

**Distribution Margin**: Rose to ARS 211,079 million in the third quarter 2024 which represented an increase of 22% compared to the same period of the previous year primarily as a result of the tariff increases from mid-February and additional monthly adjustments (August and September 3%, respectively) which were partially offset by the effects of lower sales volumes and higher energy purchases costs due to the reduction in subsidies.

**Net Financial Results:** Registered a net positive ARS 36,927 million in 3Q24 principally a result of lower commercial interest payments on oustanding amounts owed to CAMMESA.

**Net Results:** For 3Q24 net income of ARS 114,438 million compared to earnings in the prior year period of ARS 234,941 million. The difference is primarily attributable to the effect of our agreement wtih CAMMESA and the effect of tax loss adjustments on corporate income tax.

**Investments**: For the first nine months of 2024, we invested ARS 245,229 million, (+30% vs 9M23), while for 3Q24 investments totaled ARS 96,959 million (+12% VS 3Q23). Investment spending reflects our firm commitment to improving service quality, which is evident in the significant improvement in our main operating indicators.

edenor

# Energy sales volumes in 3Q24 were slightly below those of 3Q23

| | 9 Months 2024 | | | 9 Months 2023 | | | Variation | |
|---|---|---|---|---|---|---|---|---|
| | GWh | Part. % | Customers | GWh | Part. % | Customers | % GWh | % Customers |
| Residential* | 8,290 | 47.2% | 2,956,093 | 8,593 | 47.0% | 2,913,200 | (3.5%) | 1.5% |
| Small commercial | 1,568 | 8.9% | 331,082 | 1,656 | 9.1% | 339,992 | -5% | (2.6%) |
| Medium commercial | 1,142 | 6.5% | 31,617 | 1,181 | 6.5% | 31,044 | (3.3%) | 1.8% |
| Industrial | 2,627 | 15.0% | 7,285 | 2,790 | 15.3% | 7,210 | (5.8%) | 1.0% |
| Wheeling System | 2,814 | 16.0% | 785 | 2,961 | 16.2% | 709 | (5.0%) | 10.7% |
| Others | | | | | | | | |
| Public lighting | 454 | 2.6% | 21 | 467 | 2.6% | 21 | (2.8%) | 0.0% |
| Shantytowns and others | 656 | 3.7% | 646 | 628 | 3.4% | 617 | 4.5% | 4.7% |
| Total | **17,551** | **100%** | **3,327,529** | **18,277** | **100%** | **3,292,793** | **(4.0%)** | **1%** |

| | 3Q 2024 | | | 3Q 2023 | | | Variation | |
|---|---|---|---|---|---|---|---|---|
| | GWh | Part. % | Customers | GWh | Part. % | Customers | % GWh | % Customers |
| Residential* | 2,898 | 48.3% | 2,956,093 | 2,901 | 47.6% | 2,913,200 | (0.1%) | 1.5% |
| Small commercial | 498 | 8.3% | 331,082 | 519 | 8.5% | 339,992 | (4.2%) | (2.6%) |
| Medium commercial | 375 | 6.2% | 31,617 | 383 | 6.3% | 31,044 | (2.1%) | 1.8% |
| Industrial | 863 | 14.4% | 7,285 | 909 | 14.9% | 7,210 | (5.0%) | 1.0% |
| Wheeling System | 935 | 15.6% | 785 | 970 | 15.9% | 709 | (3.6%) | 10.7% |
| Others | | | | | | | | |
| Public lighting | 163 | 2.7% | 21 | 164 | 2.7% | 21 | (0.6%) | 0.0% |
| Shantytowns and others | 274 | 4.6% | 646 | 254 | 4.2% | 617 | 7.7% | 4.7% |
| **Total** | **6,005** | **100%** | **3,327,529** | **6,100** | **100%** | **3,292,793** | **(1.6%)** | **1%** |

*3Q24: 100,815 customers benefited from Social Tariff

Sales volumes in 3Q24 totaled 6,005 GWh, which were down 1.6% vs. 3Q23 because of the effect of the economy on demand in the commercial and industrial segments. Edenor's client base reached 3.3 million (+1% vs 3Q23), which was mainly due to an increase in residential and industrial clients.

With the continuation of our efforts to improve market transparency and discipline, a total of 4,862 energy meters were installed in the third quarter of 2024, which were largely destined to transform informal, unreported connections into fully transparent connections in the electricity distribution system.

.

edenor

# Operating expenses rose in 3Q24 (+12% vs. 3Q23)

| In million of pesos in constant figures | 9M24 | 9M23 | Δ% | 3Q24 | 3Q23 | Δ% |
|---|---|---|---|---|---|---|
| Salaries, social security taxes | (156,638) | (155,254) | 1% | (49,481) | (53,228) | (7%) |
| Pensions Plans | (12,645) | (11,418) | 11% | (3,548) | (2,958) | 20% |
| Communications expenses | (8,496) | (7,006) | 21% | (3,424) | (2,298) | 49% |
| Allowance for the imp. of trade and other receivables | (12,592) | (13,998) | (10%) | (8,184) | (2,426) | 237% |
| Supplies consumption | (27,268) | (18,961) | 44% | (10,055) | (4,383) | 129% |
| Leases and insurance | (4,635) | (4,223) | 10% | (2,157) | (1,526) | 41% |
| Security service | (10,496) | (6,750) | 55% | (4,869) | (1,653) | 195% |
| Fees and remuneration for services | (133,509) | (130,562) | 2% | (50,789) | (48,446) | 5% |
| Amortization of assets by right of use | (6,490) | (4,358) | 49% | (2,163) | (1,641) | 32% |
| Public relations and marketing | (6,896) | (9,259) | (26%) | (1,945) | (3,519) | (45%) |
| Advertising and sponsorship | (3,553) | (4,770) | (26%) | (1,003) | (1,813) | (45%) |
| Depreciation of property, plant and equipment | (105,002) | (112,593) | (7%) | (36,786) | (43,942) | (16%) |
| Directors and Sup. Committee members' fees | (161) | (323) | (50%) | 20 | (233) | (108%) |
| ENRE penalties | (62,325) | (36,497) | 71% | (14,478) | (3,002) | 382% |
| Taxes and charges | (20,225) | (17,028) | 19% | (9,307) | (6,109) | 52% |
| Other | (423) | (247) | 71% | (221) | (65) | 238% |
| **Total** | **(571,358)** | **(533,253)** | **7%** | **(198,390)** | **(177,243)** | **12%** |

Operating expenses for 3Q24 increased 12% YoY to ARS 198,390 million. This is mainly due to higher regulatory fines, as a result of lower subsidies and higher receivables impairments.

At the end of September 2024, collectability was 94.97%, resulting in a period-end accrued bad debt of ARS 37,229 million.

edenor

# EBITDA

Significant improvement due to positive impact of tariff adjustments and lower energy losses.

| In million of Pesos in constant figures | 9M24 | 9M23 | Δ% | 3Q24 | 3Q23 | Δ% |
|---|---|---|---|---|---|---|
| Net operating Results | 26,850 | (127,036) | n/a | 6,719 | 1,927 | 249% |
| Depreciation of property, plant and equipment+ Amortization | 111,492 | 116,951 | (5%) | 38,963 | 45,597 | (15%) |
| Agreement on the Reg.Of Oblig. | | 398,515 | (100%) | - | 398,515 | n/a |
| **EBITDA** | **138,342** | **388,430** | **(64%)** | **45,682** | **446,039** | **(90%)** |

- In the third quarter of 2024, EBITDA was ARS 45,682 million, vs. ARS 446,039 million in 3Q23.

Last year´s result was impacted by the effect of payment plans signed with CAMMESA for the energy purchases.

The principal factors driving the 3Q24 EBITDA were:

- Positive impact due to higher earnings as a result of the tariff normalization adjustment (319.2% as of February 16, 2024).
- Monthly adjustments that were implemented in August (+3%) and September (+3%).
- Reduction in energy losses (15.0% en 3Q24 vs. 15.3% in 3Q23).
- Increase in energy purchases due to the reduction of subsidies by establishing limits of 250 kw in N3 and 350 kw in N2.

ote: in 3Q23 the effect of the agreement with Cammesa was ARS 398,515 million

edenor

# 04
# OPERATING RESULTS

edenor

## SAIDI hours / year / customer


31,5
27,7
33,0
26,6
25,8
27,6
22,7
15,9
12,2
10,7
8,6
8,2
9,4
30,3
28,9
26,3
21,8
13,7
10,4
10,0
10,0
-72%
-6%
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 sep-24
Actual
Required

## SAIFI times / year /customer


8,6
8,0
9,5
8,9
8,7
9,0
6,9
6,2
4,6
4,1
3,6
3,4
3,8
9,7
9,1
8,4
7,4
6,0
5,4
5,2
5,2
-60%
-27%
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 sep-24

At the end of the third quarter of 2024, the SAIDI and SAIFI indicators showed 9.4 hours and 3.8 average outages per client, respectively, in the period, both close to record lows and registering improvements of 72% and 60% , respectively, compared to 2014.

In 3Q24 the trend in these indicators saw a negative tendency vs. earlier periods due to both unplanned and planned service interruptions. The negative effect related to planned interruptions was due in large part to a significant amount of maintenance work and important projects in many municipalities, which affected both the number and length of service interruptions. These efforts are expected to results in improvements in the quality of the service offered by our Company.

Note: SAIDI: Measures the number of hours a user is without service per year|SAIFI: Measures the number of times a user is without service per year.

edenor



16.4%
14.5%
15.3%
14.9%
15.3%
15.0%
14.9%
1Q
2Q
3Q
4Q
2023
2024

## Energy losses for the last 12 months were 15.0% as of September 2024 vs. 15.3% as of September 2023.

**Driving Innovation and Efficiency in Loss Mitigation:**

We continue to leverage the potency of analytical and artificial intelligence tools, strategically optimizing inspection routes and raising their efficacy. The mission of DIME ("market discipline") actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

**Measurable Strides in Inspection and Detection:**

From July to September 2024, a substantial total of 115,949 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 48.2%. This stands in comparison to the same period in the prior year when 90,874 inspections yielded a higher efficiency rate of 51.4%.

**Recovery Initiatives and Redefining Balance:**

The inspections of MIDE and conventional meters included the normalization with MIDE meters of inactive accounts that had been deregistered after the instance of delinquency had been exhausted.

Progress is being made in the implementation of an energy balance system in country clubs and closed neighborhoods. Despite our tenacious efforts, cases of repeat fraud have been observed in all scenarios.

edenor

# 05
# INVESTMENTS

# INCREASE IN INVESTMENTS

edenor

- Edenor´s capital expenditures for the first nine months were **ARS 245,229 M (+30 % vs 9M23).** During 3Q24, capex was ARS 96,959 M (+12% vs 3Q23).


ARS 245,229 M
23,099
19,617
202,512
+30%
ARS 188,461 M
24,632
19,278
144,552
9M24
9M23
Electricity Related Activities
Non- electric investments
Proyects Staff Cost


10%
79%
2%
9%
New Supplies
Network Structure
Energy Recovery
Others

- New **TRUJUI** 220/13.2 kV 2x80MVA Substation: In service.
- New **GARIN** 132/13.2 kV 2x40 MVA Substation: In service.
- **SAN ALBERTO** 132/13.2 kV Substation Extension from 2x40 MVA to 2x80 MVA: In Service.
- Renewal of 220 kV underground cable (4.3 km) N°46 **MALAVER – PI-MALAVER**: In Service.
- New underground electrical pipelines 132 kV (11 km) **PANTANOSA – AEROCLUB**: In service

# 06
# FINANCIAL DEBT

edenor

## INTERNATIONAL :

**Notes Class 7**
**Oct-30**

- Amount: USD 184 Million.
  - USD 49 Million (Exchange Class 1- 85.12% acceptance).
  - USD 135 Million (New Money).
- Rate: 9.75%
- Interest Payment: Biannual.
- Legal Jurisdiction : New York.
- Maturity: 6 year
- Amortization: 33.33% on Oct 28; 33.33% on Oct 29 and 33.34% on Oct 30.

## LOCAL :

**Notes Class 5**
**Aug-28**

- Amount: USD 82 Million.
  - USD 7 Million (Exchange Class 2 - 24% acceptance).
  - USD 75 Million (New Money).
- Rate: 9.50%
- Interest Payment: Biannual.
- Legal Jurisdiction: Argentina.
- Amortization: Bullet.

**Notes Class 6**
**Aug-25**

- Amount: ARS 17.313 Million (Eq. USD 18.6 Million).
- Rate: BADLAR+700 Basis Points.
- Interest Payment: Quarterly.
- Legal Jurisdiction: Argentina.
- Amortization: Bullet.

edenor

| | S&P Global | Moody's | FixScr FitchRatings | FitchRatings |
|---|---|---|---|---|
| LT National Scale | raB | A.ar | A(arg) | |
| ST National Scale | raB | A.ar | A1(arg) | |
| LT Global Scale | CCC | Caa3 | - | CCC |

| Notes Class | Amount (Million) | Currency | Type | Maturity | Rate | Interest Payment | Law |
|---|---|---|---|---|---|---|---|
| 1 | 8 | USD | Social | may-25 | 9.75 | Biannual | New York |
| 2 | 21 | USD | Std | nov-24 | 9.75 | Biannual | Argentina |
| 3 | 96 | USD | Std | nov-26 | 9.75 | Biannual | Argentina |
| 4 | 24,4 (USD 28,6) | ARS | Std | mar-25 | BADLAR +300 Basic Points. | Quarterly | Argentina |
| 5 | 82 | USD | Std | ago-28 | 9.5 | Biannual | Argentina |
| 6 | 17,3 (USD 18,6) | ARS | Std | ago-25 | BADLAR +700 Basic Points. | Quarterly | Argentina |
| 7* | 184 | USD | Std | oct-30 | 9.75 | Biannual | New York |
| **TOTAL USD** | **438 M** | | | | | | |

Notes: * Includes USD 49 M due to the Notes Class 1 exchange. The international Notes Class 7 have been rated by Fitch "CCC+" and S&P "CCC". Moody's Argentina's national scale rating rose to A.ar and S&P Global Ratings affirmed the rating to 'raB', improving the outlook from stable to positive

# FINANCIAL DEBT

## Senior Notes

**Financial Debt as of 3Q24**
*(In million of USD)*

edenor



Class 5&6
Class 3&4
Class 2
Class 1
85
30
55
115
60
55
300,5
100.5
124
21
55
21
21
102,6
18.6
29
55
96
96
82
82
2022
2023
3Q24
2024
2025
2026
2028

# FINANCIAL DEBT

## Senior Notes

**Proforma Financial Debt as of 3Q24**
*(In million of USD)*



Class 7
Class 5&6
Class 3&4
Class 2
Class 1
437,5
184
100.5
124
21
85
30
55
115
60
55
21
55
18.6
29
96
96
82
82
184
184
2022
2023
3Q24
2024
2025
2026
2028
2030

**EARNINGS RELEASE**
**THIRD QUARTER 2024**

Note: The Notes Class 7 were issued for 135 M (New Money) and 49 M as a result of the exchange offer of the Class 1 Notes.

edenor

# 07
# SUMMARY

# SUMMARY

## Positive EBITDA

- ✓ EBITDA improved reflecting the partial normalization of tariffs and operating efficiency.
- ✓ VAD:+3% in August, +3% in September, +2.7% in October and +6% in November.

## Five – Year Tariff Review

- ✓ Five-Year Tariff Review: (2025/2029) process is moving forward.
- ✓ New authorities in Secretary of Energy and ENRE since October.

## Financial Debt

- ✓ October 2024: USD 184 M issuance of Class Notes 7 USD – New York Law (9.75%).

## Credit Ratings

- ✓ International ratings: Class 7 Notes Fitch CCC+ and S&P CCC.
- ✓ Domestic debt ratings:
  - Moody´s Local raised from BBB+.ar to A.ar
  - S&P Global 'raB' Outlook raised from Stable to Positive

ABOUT EDENOR

# Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.3 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 3Q24, edenor sold 6,005 GWh of electricity and purchased 7,223 GWh (including demand from the toll system), registering revenues for 3Q23 of ARS 555,788 million. Net earnings for the third quarter 2024 were a profit of ARS 114,438 million.

## INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Solange Barthe | Investor Relations Manager

Lucila Ramallo | Investor Relations Senior

[illegible] | Tel. +54 (11) 4346 5511

edenor

# Condensed Interim Statement of Comprehensive Income

The nine-month period ended on September 30, 2024 and 2023

Values expressed on a constant currency basis

edenor

| In millon of Argentine Pesos in constant figures | 09.30.2024 AR$ | 09.30.2023 AR$ |
|---|---|---|
| Revenues | 1,412,638 | 1,170,345 |
| Energy Purchases | (804,281) | (772,127) |
| **Distribution Margin** | **608,357** | **398,218** |
| Transmission and distribution expenses | (317,975) | (306,649) |
| **Gross Profit** | **290,382** | **91,569** |
| Selling expenses | (152,410) | (131,104) |
| Administrative expenses | (100,973) | (95,500) |
| Other operating income | 24,230 | 36,638 |
| Other operating expense | (34,331) | (28,657) |
| (Loss) income from interest in join ventures | (48) | 18 |
| **Operating Results** | **26,850** | **(127,036)** |
| Agreement on the Regularization of Obligations | | 398,515 |
| Financial income | 788 | 342 |
| Financial cost | (305,515) | (498,313) |
| Other financial results | (91,504) | (30,503) |
| **Net financial costs** | **(396,231)** | **(528,474)** |
| RECPAM | 527,083 | 667,064 |
| **Income before taxes** | **157,702** | **410,069** |
| Income tax | 77,367 | (246,583) |
| **Income for the period** | **235,069** | **163,486** |
| **Basic and diluted earnings Profit per share:** | | |
| Income per share ( argentine pesos per share) | 268.65 | 186.84 |

# Condensed Interim Statement of Comprehensive Income

The nine-month period ended on September 30, 2024 and 2023

Values expressed at historical values

| In millon of Argentine Pesos at histórical values | 09.30.2024 AR$ | 09.30.2023 AR$ |
|---|---|---|
| Revenues | 1,211,237 | 274,501 |
| Energy Purchases | (689,564) | (178,388) |
| **Subtotal** | **521,673** | **96,113** |
| Transmission and distribution expenses | (188,356) | (53,310) |
| **Gross Profit** | **333,318** | **42,803** |
| Selling expenses | (116,525) | (27,281) |
| Administrative expenses | (85,907) | (19,518) |
| Other operating expense, net | (6,516) | 2,028 |
| **Operating Results** | **124,370** | **(1,968)** |
| Agreement on the Regularization of Obligations | | **108,723** |
| Financial income | 658 | 89 |
| Financial expenses | (268,004) | (117,882) |
| Other financial expense | (32,201) | (8,672) |
| **Net financial expense** | **(299,547)** | **(126,464)** |
| **Profit (Loss) before taxes** | **(175,177)** | **(19,709)** |
| Income tax | 23,208 | (55,742) |
| **Profit (Loss) for the period** | **(151,969)** | **(75,451)** |
| **Basic and diluted earnings Profit (Loss) per share:** | | |
| Income (Loss) per share (argentine pesos per share) | (173.68) | (86.23) |

edenor

# Condensed Interim Statement of Financial Position

The nine-month period ended on September 30, 2024 and December 31, 2023

Values expressed on a constant currency basis

| In million of Argentine Pesos in constant figures | 09.30.2024 AR$ | 12.31.2023 AR$ |
|---|---|---|
| **ASSETS** | | |
| **Non-current assets** | | |
| Property, plant and equipment | 2,701,972 | 2,565,627 |
| Interest in joint ventures | 77 | 114 |
| Investment in subsidiary | 108 | - |
| Right-of-use asset | 4,535 | 7,134 |
| Other receivables | 3 | 5 |
| **Total non-current assets** | **2,706,695** | **2,572,880** |
| **Current assets** | | |
| Inventories | 127,960 | 80,246 |
| Other receivables | 60,940 | 68,618 |
| Trade receivables | 356,690 | 134,222 |
| Financial assets at fair value through profit or loss | 250,370 | 166,531 |
| Cash and cash equivalents | 2,656 | 18,397 |
| **Total current assets** | **798,616** | **468,014** |
| **TOTAL ASSETS** | **3,505,311** | **3,040,894** |

| | 09.30.2024 AR$ | 12.31.2023 AR$ |
|---|---|---|
| **EQUITY** | | |
| Share capital | 875 | 875 |
| Adjustment to share capital | 687,068 | 687,030 |
| Additional paid-in capital | 9,562 | 9,506 |
| Treasury stock | 31 | 31 |
| Adjustment to treasury stock | 14,693 | 14,731 |
| Cost treasury stock | (56,316) | (56,316) |
| Legal reserve | 47,607 | 47,607 |
| Voluntary reserve | 461,022 | 461,022 |
| Other comprehensive loss | (6,990) | (6,990) |
| Accumulated losses | (38,027) | (273,096) |
| **TOTAL EQUITY** | **1,119,525** | **884,400** |
| **LIABILITIES** | | |
| **Non-current liabilities** | | |
| Trade payables | 2,497 | 3,219 |
| Other payables | 289,179 | 320,301 |
| Borrowings | 166,279 | 89,374 |
| Deferred revenue | 27,916 | 27,156 |
| Salaries and social security payable | 6,971 | 4,936 |
| Benefit plans | 15,259 | 9,920 |
| Deferred tax liability | 887,435 | 964,777 |
| Provisions | 16,146 | 19,874 |
| **Total non-current liabilities** | **1,411,682** | **1,439,557** |
| **Current liabilities** | | |
| Trade payables | 648,636 | 485,616 |
| Other payables | 96,117 | 59,134 |
| Borrowings | 160,287 | 102,108 |
| Deferred revenue | 50 | 101 |
| Salaries and social security payable | 37,382 | 53,683 |
| Benefit plans | 578 | 1,164 |
| Tax liabilities | 24,265 | 9,349 |
| Provisions | 6,789 | 5,782 |
| **Total current liabilities** | **974,104** | **716,937** |
| **TOTAL LIABILITIES** | **2,385,786** | **2,156,494** |
| **TOTAL LIABILITIES AND EQUITY** | **3,505,311** | **3,040,894** |

# Condensed Interim Statement of Cash Flows

The nine-month period ended on September 30, 2024 and 2023

Values expressed on a constant currency basis

| In millon of Argentine Pesos in constant figures | 09.30.2024 AR$ | 09.30.2023 AR$ |
|---|---|---|
| **Cash flows from operating activities** | | |
| Income for the period | 235,069 | 163,486 |
| **Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:** | (71,987) | 243,463 |
| **Changes in operating assets and liabilities:** | | |
| Increase (Decrease) in trade receivable | (283,732) | (139,708) |
| Increase (Decrease) in trade payables | 237,677 | 223,857 |
| Increase in salaries and social security payable | 15,268 | 19,625 |
| Others | 161 | (377,160) |
| **Net cash flows provided by operating activities** | **132,456** | **133,563** |
| **Net cash flows used in investing activities** | **(352,095)** | **(151,256)** |
| **Net cash flows generated by financing activities** | **166,802** | **23,270** |
| **Increase (Decrease) in cash and cash equivalents** | **(52,837)** | **5,577** |
| Cash and cash equivalents at beginning of year | 18,397 | 10,229 |
| Exchange differences in cash and cash equivalents | 1,680 | 8,357 |
| Result from exposure to inflation | (100) | (281) |
| Decrease (increase) in cash and cash equivalents | (52,837) | 5,577 |
| **Cash and cash equivalents at the end of the period** | **(32,860)** | **23,882** |
| **Supplemental cash flows information** | | |
| **Non-cash activities** | | |
| Acquisitions of advances to suppliers,property, plant and equipment through increased trade payables | (12,412) | (4,739) |
| Acquisitions of advances to suppliers, rights- of- use assets through increased trade payable | (3,891) | (4,131) |

# DISCLAIMER

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements."

Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.